[GRAPHIC OMITTED] Galicia

FOR IMMEDIATE RELEASE

Banco de Galicia y Buenos Aires S.A.
Phone (54-11) 6329-6430
Fax   (54-11) 6329-6494
www.e-galicia.com

              BANCO DE GALICIA Y BUENOS AIRES S.A. REPORTS EARNINGS
                       FOR THE QUARTER ENDED JUNE 30, 2009


(Buenos Aires, Argentina, August 10, 2009) - Banco de Galicia y Buenos Aires S.A. (the "Bank", Buenos Aires Stock Exchange: GALI) today announced its financial results for the quarter ended June 30, 2009.

o Net income for the first quarter of FY 2009 amounted to Ps.41.1 million and adjusted net income to Ps.68.9 million, representing increases of 7.9% and 19.8% respectively, as compared to the same quarter of the previous year.

o As of June 30, 2009, the Bank's credit exposure to the private sector reached Ps.14,482 million. Out of the Ps.11,528 million of loans outstanding to the private sector, 83.2% correspond to financing granted to SMEs and individuals. On the other hand, total deposits raised in Argentina amounted to Ps.15,121 million, with a 17.5% increase year-over-year.

o Exposure to the non financial public sector decreased by Ps.1,500 million during the last twelve months, representing a decrease over total assets of more than 8 percentage points.

o During the last 12 months, the Bank recorded a significant improvement in the efficiency ratio, due to the increase in absolute values of operating income -which tripled the increase of administrative expenses- based on the improvement in the structure of assets and liabilities.

o In order to consolidate its expansion strategy in the Argentine financial market, the Bank entered into an agreement with American International Group Inc. ("AIG"), to purchase 80% of the shares of Compania Financiera Argentina S.A. ("CFA"), which is subject to the approval of the Argentine Central Bank. CFA is a leading provider of personal loans in Argentina, with 93 branches, distribution agreements with more than 3,900 retailers and approximately 1 million customers.

NET INCOME FOR THE QUARTER ENDED JUNE 30, 2009

In the second quarter of FY 2009, the Bank recorded a Ps.41.1 million profit, compared with a Ps.38.1 million profit for the same quarter of the previous year.

Excluding the Ps.27.8 million loss from the amortization of deferred losses from amparo claims, the adjusted net income for the second quarter of FY 2009 amounted to Ps.68.9 million, compared to a Ps.57.5 million profit in the same quarter of the previous year. The latter figure excludes a Ps.6.8 million loss from the adjustment to the valuation of public-sector assets and a Ps.12.6 million loss from the amortization of deferred losses from amparo claims.

The higher amortization of deferred losses from amparo claims recorded during the second quarter of FY 2009, with respect to those of the same quarter of the prior year, is attributable to the fact that beginning in January 2009, the Bank began to amortize in 36 monthly installments the amount deferred beyond the original schedule, as of December 31, 2008.

The improvement in adjusted net income was mainly a consequence of the Ps.120.3 million increase in the adjusted operating income(1), partially offset by higher loan loss provisions (which were up Ps.50.7 million) and higher administrative expenses (which were up Ps.39.1 million).

The adjusted operating income for the quarter totaled Ps.719.5 million, up 20.1% from the Ps.599.2 million recorded in the second quarter of the prior year. This positive development was due both to a higher adjusted net financial income (up Ps.69.2 million) and a higher net income from services (up Ps.51.1 million).

                                                                                 In pesos
                                            ---------------------------------------------
                                             FY 2009     FY 2008      Six Months Ended
Table I                                     ---------   ---------   ---------------------
Earnings per Share                            2nd Q       2nd Q      06/30/09    06/30/08
------------------------------------------  ---------   ---------   ---------   ---------
Average Shares Outstanding (in thousands)     562,327     562,327     562,327     562,327
Book Value per Share                            3.603       3.265       3.603       3.265
Earnings per Share                              0.073       0.068       0.127       0.137

----------
(1) Adjusted operating income: net adjusted financial income (2) plus net income from services.
(2) Adjusted net financial income: Financial Income excluding the adjustment to the valuation of Secured Loans, government securities included in the Argentine's debt exchange offer and Bogar Bonds , in accordance with Argentine Central Bank rules, plus net financial income from security margins of repo transactions (the latter are recorded under "Miscellaneous Income/Loss").

[GRAPHIC OMITTED] Galicia                                                      2

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A. consolidated with the subsidiaries under its direct or indirect control. The "Bank" refers to the consolidated Banco de Galicia y Buenos Aires S.A., except where otherwise noted.

The Bank's consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. ("Galicia Uruguay"), Galicia (Cayman) Limited and its subsidiary, Tarjetas Regionales S.A. and its subsidiaries, Galicia Factoring y Leasing S.A., Galicia Valores S.A. Sociedad de Bolsa and Galicia Administradora de Fondos S.A.

SECOND QUARTER OF FY 2009 RESULTS

                                                                              Percentages
                                            ---------------------------------------------
                                             FY 2009     FY 2008      Six Months Ended
Table II                                    ---------   ---------   ---------------------
Profitabiity and Efficiency                   2nd Q       2nd Q      06/30/09    06/30/08
------------------------------------------  ---------   ---------   ---------   ---------
Return on Average Assets (*)                     0.76        0.73        0.68        0.74
Return on Average Shareholders' Equity (*)       8.21        8.39        7.14        8.53
Financial Margin (*)(1)                          8.04        5.73        8.04        5.44
Net Income from Services as a % of
 Operating Income (2)                           49.33       51.24       48.69       51.54
Net Income from Services as a % of
 Administrative Expenses                        74.12       69.04       75.44       71.36
Administrative Expenses as a % of
 Operating Income (2)                           66.55       74.21       64.54       72.22

----------
(*)  Annualized.
(1) Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)  Operating Income: Net Financial Income plus Net Income from Services.

Net financial income for the second quarter of FY 2009 amounted to Ps.361.0 million, up Ps.75.1 million from the second quarter of the previous fiscal year. Including the Ps.7.0 million financial income from security margins of repurchase agreement transactions, the Bank's adjusted net financial income for the second quarter of FY 2009 amounted to Ps.368.0 million. Excluding the Ps.
6.8 million loss from the adjustment to the valuation of public sector assets and including the Ps. 6.1 million financial income from security margins of repurchase agreement transactions, the adjusted net financial income for the second quarter of FY 2008 was Ps.298.8 million.

The quarter's net financial income includes a Ps.35.1 million profit from quotation differences, net of the results from foreign-currency forward transactions. This profit was composed of a Ps.35.9 million gain from FX brokerage, offset by a Ps.0.8 million loss from the valuation of the Bank's net foreign-currency position. In the same quarter of the prior year, the gain from quotation differences was of Ps.30.9 million (composed by a Ps.49.2 million gain from FX brokerage and a Ps.18.3 million loss from the valuation of the foreign-currency net position).

The quarter's adjusted net financial income before quotation differences amounted to Ps.332.9 million, with a Ps. 65.0 million increase as compared to the Ps.267.9 million income of the same quarter of 2008, mainly as a consequence of the profits associated with the Peso-denominated matched portfolio, offset by the loss on the foreign-currency denominated matched portfolio.

The increase in the adjusted net financial income was a consequence of the improvement in the structure of interest-bearing liabilities, due to an increase in the participation of transactional deposits and a reduction of the Bank's restructured foreign debt, and of a higher return on private sector and public sector interest-earning assets.

The average interest-earning assets decreased by Ps.2,002 million as compared to the same quarter of the previous fiscal year, mainly as a result that the balances held with the Argentine Central Bank in order to fulfill the minimum cash requirements established for term liabilities are no longer being remunerated.

[GRAPHIC OMITTED] Galicia                                                      3

The average yield on interest-earning assets increased 361 basis points ("b.p.") during the year, due to: (i) an 820 b.p. increase in the average yield on government securities, and (ii) a 276 b.p. increase in the interest rate of loans to the private sector together with an increase in the relative weight of such loans within total interest-earning assets. The average yield on interest-earning assets was partially offset by the negative average yield on financial trust securities (-1,212 b.p.), mainly as a consequence of the valuation of the underlying assets held by Galtrust I Financial Trust pursuant to Communique "A" 4898 of the Argentine Central Bank.

                                   Average balances in millions of pesos. Yields and rates in annualized nominal %
                                ----------------------------------------------------------------------------------
                                            FY 2009                                    FY 2008
                                -------------------------------   ------------------------------------------------
Table III                            2nd Q            1st Q           4th Q             3rd Q            2nd Q
Average Balances,               --------------   --------------   --------------   --------------   --------------
 Yield and Rates (*)            Av. B.    Int.   Av. B.    Int.   Av. B.    Int.   Av. B.    Int.   Av. B.    Int.
-----------------------------   ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
Interest-Earning Assets         17,969   15.04   18,051   14.56   20,041   13.06   19,832   11.36   19,971   11.43
Government Securities (**)       4,727   11.54    4,636    6.68    3,539    5.07    3,363    3.43    3,776    3.34
Loans                           10,970   18.68   11,152   19.33   12,103   18.37   12,063   16.21   12,191   15.79
  - Private Sector              10,965   18.69   10,684   19.35   10,802   19.41   10,785   16.89   10,938   15.93
  - Public Sector                    5    3.40      468   19.01    1,301    9.73    1,278   10.47    1,253   14.57
Financial Trusts Securities      1,113  (1.15)    1,127    1.89    1,118    6.12    1,062    3.67    1,029   10.97
Other Interest-Earning Assets    1,159   10.31    1,136   12.48    3,281    4.43    3,344    4.26    2,975    4.03
                                ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
Interest-Bearing Liabilities    15,731    7.91   15,577    7.77   15,608    9.42   15,318    8.31   15,510    7.32
Current Accounts                 1,369    0.99    1,158    1.09    1,128    2.45      858    2.53      935    2.02
Savings Accounts                 2,882    0.18    2,788    0.19    2,657    0.19    2,596    0.19    2,534    0.18
Time Deposits                    7,128   11.62    7,172   12.96    6,543   14.23    6,824   12.16    6,585    9.52
Debt Securities                  2,736   10.33    2,756    4.63    2,764   10.41    2,648    9.10    2,876   10.21
Other Interest-Bearing
 Liabilities                     1,616    7.15    1,703    7.94    2,516    8.73    2,392    7.35    2,580    7.43

----------
(*) Does not include the adjustment to the valuation of public-sector assets pursuant to Communique "A" 3911 of the Argentine Central Bank, nor quotation differences. Annual nominal rates were calculated using a 360-day denominator.
(**) Includes Discount Bonds and GDP-Linked Units, valued in accordance with
     Communique "A" 4270.

Provisions for loan losses for the second quarter of FY 2009 amounted to Ps.144.7 million, Ps.50.7 million more than in the same quarter of the prior year. The amount recorded during the quarter corresponds, mainly, to the individuals' portfolio.

Net income from services amounted to Ps.351.5 million, up 17.0% from the Ps.300.4 million recorded in the second quarter of the previous fiscal year. The increase of fees related with national and regional credit cards (22.8%) and with deposit accounts (30.7%) stands out. This result reflects the increase in the Bank's volume of transactions, together with certain adjustments in the price of some services, in line with the dynamics of the Argentine financial market.

[GRAPHIC OMITTED] Galicia                                                      4

                                                                                          In millions of pesos
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table IV                                        -----------------------   ------------------------------------
Income from Services, Net                          2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
National Cards                                       104.3         99.5        106.7         93.0         88.6
Regional Credit Cards                                183.2        170.1        167.0        157.9        145.6
Deposit Accounts                                      62.2         56.7         56.8         51.5         47.6
Insurance                                             29.9         29.1         29.3         28.3         28.3
Financial Fees                                        12.9         11.7         11.8         11.0         10.0
Credit-Related Fees                                   19.7         19.7         21.7         25.2         26.1
Foreign Trade                                         12.0         10.8         12.1         11.8         11.5
Collections                                            8.5          7.7          8.5          9.0          8.5
Utility-Bills Collection Services                      6.3          5.3          5.3          5.2          4.8
Mutual Funds                                           1.1          1.2          1.0          1.1          1.1
Other                                                 29.6         26.9         25.6         27.0         23.2
                                                ----------   ----------   ----------   ----------   ----------
Total Income                                         469.7        438.7        445.8        421.0        395.3
                                                ----------   ----------   ----------   ----------   ----------
Total Expenditures                                   118.2        103.5        115.0         93.4         94.9
                                                ----------   ----------   ----------   ----------   ----------
Income from Services, Net                            351.5        335.2        330.8        327.6        300.4
                                                ----------   ----------   ----------   ----------   ----------

Administrative expenses for the quarter totaled Ps.474.2 million, up 9.0% from the same quarter of the previous year. Personnel expenses grew 15.6%, mainly as a consequence of a salary increase agreement with the Union. The staff decreased by 845 employees (8.7%) between the second quarters of 2008 and 2009. The remaining administrative expenses increased only 1.2%, due to the significant decrease of Ps.17.1 million on advertising and publicity expenses. Excluding this item, the remaining administrative expenses grew 12.3%, mainly as a consequence of the inflation during the period.

Net other losses for the quarter amounted to Ps.18.2 million, compared to a Ps.6.0 million profit for the same quarter of the prior fiscal year. The decrease of the quarter's loss was mainly due to: (i) higher amortization of deferred losses from amparo claims, for Ps.15.2 million, as a consequence that, beginning in January 2009, the Bank began to amortize in 36 monthly installments the amount deferred beyond the original schedule as of December 31, 2008 and
(ii) higher net establishment of reserves, for Ps.15.4 million.

The income tax charge was of Ps.29.8 million, Ps.7.7 million higher than in the second quarter of FY 2008. This charge corresponds mainly to the regional credit-card companies.

LEVEL OF ACTIVITY

As of June 30, 2009, the Bank's total exposure to the private sector reached Ps.14,482 million, with loans amounting to Ps.11,528 million. The last figure includes Ps.2,542 million corresponding to the regional credit card companies, increasing 12.1% during the last twelve months.

The Bank's market share of loans to the private sector as of June 30, 2009 was of 6.58%, compared to a 6.48% and a 7.05% from March 31, 2009 and June 30, 2008, respectively.

[GRAPHIC OMITTED] Galicia                                                      5

                                                                                          In millions of pesos
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table V                                         -----------------------   ------------------------------------
Exposure to the Private Sector                     2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Loans                                               11,528       11,214       10,820       11,416       11,015
Leasing                                                399          432          450          463          430
Corporate Securities                                     8            6            6            6           15
Other Financing (*)                                  1,842        1,827        1,899        1,957        1,653
                                                ----------   ----------   ----------   ----------   ----------
Total Credit                                        13,777       13,479       13,175       13,842       13,113
                                                ----------   ----------   ----------   ----------   ----------
Securitized Loans (**)                                 705          834        1,052        1,229          839
                                                ----------   ----------   ----------   ----------   ----------
Total                                               14,482       14,313       14,227       15,071       13,952
                                                ----------   ----------   ----------   ----------   ----------

----------
(*) Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
(**) As of June 30, 2009, includes the outstanding balances of the loans transferred to the following trusts: "Galicia Personales VI", "Galicia Personales VII", "Galicia Personales VIII", "Galicia Creditos Inmobiliarios I", "Galicia Creditos Inmobiliarios II" and "Galicia Leasing I." Also includes the outstanding balances of the loans securitized by the regional credit-card companies.

Total gross loans as of June 30, 2009, amounted to Ps.11,535 million, including only Ps.7 million of exposure to the financial and non-financial public sectors. A year before these figures amounted to Ps.12,395 million and to Ps.1,380 million, respectively. The decrease of the exposure to the financial and non-financial public sectors was mainly due to the Bank's swap at market prices of National Secured Loans for other public-sector assets, made during January 2009.

Out of the total loans to the private sector, the higher annual growth was registered in loans granted to large corporations (26.1%) and to individuals (10.6%), while those granted to SMEs decreased (10.4%). By sector of activity, growth was concentrated, mainly, in consumer loans (10.3%).

                                                                                          In millions of pesos
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table VI                                        -----------------------   ------------------------------------
Loans by Type of Borrower                          2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Large Corporations                                   1,847        1,519        1,149        1,541        1,465
Middle-Market Companies                              3,666        3,954        3,717        4,133        4,093
Individuals                                          5,921        5,575        5,578        5,231        5,355
Financial Sector                                        95          167          484          619          210
Non-Financial Public Sector                              6            7        1,320        1,295        1,272
                                                ----------   ----------   ----------   ----------   ----------
Total Loans                                         11,535       11,222       12,248       12,819       12,395
                                                ----------   ----------   ----------   ----------   ----------
Allowances                                             702          632          527          459          520
                                                ----------   ----------   ----------   ----------   ----------
Total Loans, Net                                    10,833       10,590       11,721       12,360       11,875
                                                ----------   ----------   ----------   ----------   ----------

[GRAPHIC OMITTED] Galicia                                                      6

                                                                                         In millions of pesos
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table VII                                       -----------------------   ------------------------------------
Loans by Sector of Activity                        2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Financial Sector                                        95          167          484          619          210
Services                                             1,025        1,008        2,233        2,256        2,419
  - Public Sector                                        6            7        1,320        1,295        1,272
  - Other                                            1,019        1,001          913          961        1,147
Agriculture & Livestock                              1,277        1,404        1,275        1,148        1,266
Consumer                                             5,614        5,292        5,295        4,979        5,089
Retail & Wholesale Trade                             1,400        1,298        1,184        1,547        1,360
Construction                                           126           89           82          154          182
Manufacturing                                        1,782        1,779        1,591        1,985        1,790
Other                                                  216          185          104          131           79
                                                ----------   ----------   ----------   ----------   ----------
Total Loans                                         11,535       11,222       12,248       12,819       12,395
                                                ----------   ----------   ----------   ----------   ----------
Allowances                                             702          632          527          459          520
                                                ----------   ----------   ----------   ----------   ----------
Total Loans, Net                                    10,833       10,590       11,721       12,360       11,875
                                                ----------   ----------   ----------   ----------   ----------

As of June 30, 2009 the Bank's total exposure to the public sector amounted to Ps.5,302 million, with a Ps.566 million reduction (9.6%) from the same date of the prior year. Excluding debt securities issued by the Argentine Central Bank, net exposure to the non-financial public sector decreased by Ps.1,500 million (or 26.9%), from Ps.5,568 million as of June 30, 2008 to Ps.4,068 million as of June 30, 2009. Such decrease was not only due to the reception of assets issued by the Argentine Central Bank as part of the exchange of National Secured Loans carried out by the end of January, 2009, but also due to sales of other public sector assets received in such exchange. Likewise, this decrease was boosted by the Ps.673 million decrease in the balance of Boden 2012, as a consequence of the sale of the 15th interest and amortization coupon, and to the collection of the amortization installment of August, 2008, partially offset by the depreciation of the Peso during the period.

Out of the Ps.5,302 million exposure to the public sector, Ps.1,234 million corresponded to securities issued by the Argentine Central Bank.

[GRAPHIC OMITTED] Galicia                                                      7

                                                                                          In millions of pesos
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table VIII                                      -----------------------   ------------------------------------
Exposure to the Argentine Public Sector (*)        2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Government Securities' Net Position                  4,346        4,957        3,603        3,440        3,580
Held for Trading                                       972          637          585          640          302
Special Investment                                     800        1,157            -            -            -
  - Nobac 2010 Bills                                   339          337            -            -            -
  - Bogar 2018 Bonds                                   109          180            -            -            -
  - Boden 2014 Bonds (1)                               352          452            -            -            -
  - Discount Bonds 2033                                  -          188            -            -            -
Boden 2012 Bonds                                     1,913        2,502        2,351        2,114        2,586
Discount Bonds and GDP-Linked Negotiable
 Securities                                            661          661          667          686          692
Loans                                                    7            8        1,428        1,403        1,380
Secured Loans, Net                                       4            6        1,320        1,295        1,272
Other                                                    3            2          108          108          108
Other Receivables Resulting from Financial
 Brokerage                                             949          937          927          919          908
Trust Certificates of Participation and
 Securities                                            949          937          927          919          908
                                                ----------   ----------   ----------   ----------   ----------
Total Exposure                                       5,302        5,902        5,958        5,762        5,868
                                                ----------   ----------   ----------   ----------   ----------

----------
(*) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank's minimum cash requirement.
(1) In Special Investment from April 1, 2009 on. Until March 31, 2009 they were registered as established by caption 2 of Communique "A" 4989 of the Argentine Central Bank .

Equity investments amounted to Ps.59.4 million.

The item "Bank Premises and Equipment, Miscellaneous and Intangible Assets" includes Ps.294 million of net deferred losses associated to amparo claims.

The Bank's consolidated deposits amounted to Ps.15,115 million, of which Ps.236 million were deposits in Galicia Uruguay.

As of June 30, 2009, the Bank's deposits in Argentina amounted to Ps.15,121 million, representing a 17.5% increase as compared to June 30, 2008, and a 11.9% annualized increase during the quarter.

As regards the share of Dollar-denominated deposits in total deposits, the Bank showed a similar behavior to that of the Argentine financial system as a whole, with a 72.3% increase during the last twelve months and a 35.2% annualized growth during the quarter. The increase in Dollar-denominated deposits includes the variation of the exchange rate during the period. In addition, Peso-denominated deposits recorded a 9.0% increase year-over-year and a 7.0% annualized increase during the quarter.

[GRAPHIC OMITTED] Galicia                                                      8

                                                                                          In millions of pesos
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table IX                                        -----------------------   ------------------------------------
Deposits in Argentina                              2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
In Pesos                                            12,159       11,954       11,848       12,246       11,150
Current Accounts                                     3,328        2,904        3,126        3,173        2,892
Savings Accounts                                     2,917        2,672        2,819        2,637        2,522
Time Deposits                                        5,688        6,136        5,644        6,174        5,429
Adjusted Time Deposits                                   3            5           26           32           65
Other                                                  223          237          233          230          242
In Foreign Currency                                  2,962        2,747        2,161        1,843        1,719
                                                ----------   ----------   ----------   ----------   ----------
Total Deposits                                      15,121       14,701       14,009       14,089       12,869
                                                ----------   ----------   ----------   ----------   ----------

As of June 30, 2009, the Bank's estimated market share of deposits in the Argentine financial system, considering its deposits in Argentina only, was 6.07%, compared with 6.02% as of the end of the prior quarter, and with 5.71% as same date of 2008.

Considering only private-sector deposits, the Bank's estimated deposit market share reached 7.64% as of June 30, 2009, compared with 7.73% as of the same date of 2008, and remained at the same level of the previous quarter.

                                                                                                   Percentages
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table X                                         -----------------------   ------------------------------------
Market Share (*)                                    2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Total Deposits                                        6.07         6.02         5.93         5.89         5.71
Private Sector Deposits (**)                          7.64         7.64         7.61         7.97         7.73
Total Loans                                           5.95         5.92         6.16         6.64         6.73
Loans to the Private Sector                           6.58         6.48         6.12         6.78         7.05

----------
(*) Banco de Galicia y Buenos Aires S.A., only, within the Argentine financial system, according to the daily information on deposits and loans published by the Argentine Central Bank. End-of-period data. Deposits and Loans include only principal. The regional credit-card companies' data is not included.
(**) Beginning in December 2008, deposits from AFJPs are included as deposits from the public sector.

Other financial liabilities amounted to Ps.7,718 million, Ps.398 million higher than in the same quarter of fiscal year 2008, mainly due to an increase in the balance of spot transactions pending settlement, of repurchase agreement transactions with the Argentine Central Bank and of financing to merchants in connection with credit-card activities. These increases were partially offset by the reduction of foreign currency denominated debt, as a consequence of the cancellation of repurchase agreement transactions and of a US$ 166 million decrease in the balance of negotiable obligations due to amortizations and cancellations in advance of the Bank's Head Office restructured foreign debt, and by the prepayment of the remaining debt of Banco Galicia Uruguay.

[GRAPHIC OMITTED] Galicia                                                      9

                                                                                         In millions of pesos
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table XI                                        -----------------------   ------------------------------------
Other Financial Liabilities                        2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Domestic Financial Institutions and Credit
 Entities                                              262          227          249          295          442
Foreign Financial Institutions and Credit
 Entities                                              528          598          772          752          761
Negotiable Obligations (*)                           2,791        2,836        2,877        2,669        2,831
Obligations in Connection with Spot
 Transactions Pending Settlement and
 Repurchase Agreement Transactions                   1,637        1,020        1,378        1,614        1,395
Other (**)                                           2,500        2,413        2,297        1,988        1,891
                                                ----------   ----------   ----------   ----------   ----------
Total                                                7,718        7,094        7,573        7,318        7,320
                                                ----------   ----------   ----------   ----------   ----------

----------
(*)  Includes subordinated negotiable obligations.
(**) Includes, mainly, debt with merchants in connection with credit-card activities.

As of June 30, 2009, the Bank had 1.6 million deposit accounts, which represents an increase of approximately 134 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 5.7 million, with a 168 thousand decrease from those managed a year before, due to the clean-up of the regional credit card companies' client base that these companies have been carrying on during the last quarters. (See the Additional Information table)

ASSET QUALITY

The Bank's non-accrual loan portfolio amounted to Ps.680 million as of June 30, 2009, compared to Ps.465 million as of the same date of the prior year. The non-accrual loan portfolio represented 5.90% of total loans to the private-sector as of June 30, 2009, compared to 4.22% as of June 30, 2008.

Allowances for loan losses as a percentage of total loans to the private sector increased to 6.09% as of June 30, 2009 from 4.72% as of June 30, 2008. The coverage of the non-accrual loan portfolio with allowances for loan losses reached 103.24% as of the end of the second quarter of FY 2009, while at the same date of the prior fiscal year the coverage was 111.83%.

                                                                      In millions of pesos, except percentages
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table XII                                       -----------------------   ------------------------------------
Loan Portfolio Quality                             2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Non-Accrual Loans (*)                                  680          563          428          362          465
With Preferred Guarantees                               49           47           42           39           38
With Others Guarantees                                  59           47           10            3            6
Without Guarantees                                     572          469          376          320          421
Allowance for Loan Losses                              702          632          527          459          520
                                                ----------   ----------   ----------   ----------   ----------
Non-Accrual Loans to Total Loans (%)                  5.90         5.02         3.49         2.82         3.75
Non-Accrual Loans to Private-Sector Loans (%)         5.90         5.02         3.96         3.17         4.22
Allowance for Loan Losses to Total Loans (%)          6.09         5.63         4.30         3.58         4.20
Allowance for Loan Losses to Private-Sector
 Loans (%)                                            6.09         5.64         4.87         4.02         4.72
Allowance for Loan Losses to Non-Accrual
 Loans (%)                                          103.24       112.26       123.13       126.80       111.83
Non-Accrual Loans with Guarantees to
 Non-Accrual Loans (%)                               15.88        16.70        12.15        11.60         9.46

----------
(*) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

During the quarter, Ps.74 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.2 million were made.

[GRAPHIC OMITTED] Galicia                                                     10

                                                                                          In millions of pesos
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table XIII                                      -----------------------   ------------------------------------
Consolidated Analysis of Loan Loss Experience      2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Allowance for Loan Losses at the Beginning of
 the Quarter                                           632          527          459          520          461
Changes in the Allowance for Loan Losses
Provisions Charged to Income                           144          180          131           84           96
Provisions Reversed                                      -            -            -          (6)            -
Charge Offs                                            (74)         (75)         (63)        (139)         (37)
Allowance for Loan Losses at Quarter End               702          632          527          459          520
                                                ----------   ----------   ----------   ----------   ----------
Charge to the Income Statement
Provisions Charged to Income                           140          174          128           82           91
Direct Charge Offs                                       2            2            2            2            2
Bad Debts Recovered                                     (8)          (8)          (6)         (52)         (10)
Provisions Reversed (*)                                  -            -            -          (6)            -
Net Charge to the Income Statement                     134          168          124           26           83

----------
(*)  Recorded under "Net Other Income".

In the following table, asset quality information is also shown in terms of "total credit." Total credit is defined as loans, certain accounts included in "Other Receivables Resulting from Financial Brokerage" representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted.

                                                                      In millions of pesos, except percentages
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table XIV                                       -----------------------   ------------------------------------
Asset Quality - Total Credit                       2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Non-Accrual Portfolio (*)                              696          576          436          370          479
With Preferred Guarantees                               52           49           43           40           40
With Other Guarantees                                   60           47           11            3            6
Without Guarantees                                     584          480          382          327          433
Allowance for Credit Losses                            717          646          540          470          533
                                                ----------   ----------   ----------   ----------   ----------
Non-Accrual Portfolio to Total Credit (%)             5.05         4.27         2.99         2.43         3.31
Non-Accrual Portfolio to Private-Sector
 Credit (%)                                           5.05         4.27         3.31         2.67         3.65
Allowance for Credit Losses to Total Credit (%)       5.20         4.79         3.70         3.08         3.68
Allowance for Credit Losses to Private-Sector
 Credit (%)                                           5.20         4.79         4.10         3.40         4.06
Allowance for Credit Losses to Non-Accrual
 Portfolio (%)                                      103.02       112.15       123.85       127.03       111.27
Non-Accrual Portfolio with Guarantees to
 Non-Accrual Portfolio (%)                           16.09        16.67        12.39        11.62         9.60

----------
(*) Includes credits classified under the categories mentioned in the note to Table XII.

CAPITALIZATION AND LIQUIDITY

As of June 30, 2009, the Bank's consolidated computable capital exceeded by Ps.1,025 million the Ps.1,657 million minimum capital requirement. This excess was of Ps.854 million as of June 30, 2008.

The Ps.106 million increase in the minimum capital requirement compared with June 30, 2008 was mainly attributable to the Ps.78 million higher requirements in connection with financing to the non-financial public sector, mainly due to the increase of the coefficient "Alfa 1" from 0.75 to 1.00, thus eliminating the reduction coefficient from January 2009 on.

[GRAPHIC OMITTED] Galicia                                                     11

The Ps.277 million increase in computable capital, as compared to June 30, 2008, was mainly a consequence of: (i) higher core capital, for Ps.198 million, mainly due to 2008 fiscal year's net income, and (ii) higher supplemental capital, for Ps.135 million, due to the increase in the balance of the Bank's subordinated debt, attributable to the increase in the quotation of the US Dollar. Offsetting these effects, an increase of Ps.75 million was recorded, due to higher organization and development expenses.

                                                                           In millions of pesos, except ratios
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table XV                                        -----------------------   ------------------------------------
Consolidated Regulatory Capital                    2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Minimum Capital Required (A)                         1,657        1,646        1,564        1,522        1,551
Allocated to Financial Assets                          892          871          945          888          904
Allocated to Fixed Assets                              170          170          169          166          160
Allocated to Other Assets                               90           86           69           61           63
Allocated to Market Risk                                18           13            5            4            7
Allocated to Interest-Rate Risk                         59           53           51           59           67
Allocated to Lending to the Public Sector              428          453          325          344          350
Computable Capital (B)                               2,682        2,646        2,552        2,414        2,405
Core Capital                                         1,981        2,002        1,789        1,787        1,783
Supplemental Capital                                   947          874          995          834          812
Deductions                                            (272)        (263)        (245)        (212)        (197)
Additional Capital - Market Variation                   26           33           13            5            7
Excess over Required Capital (B) - (A)               1,025        1,000          988          892          854
                                                ----------   ----------   ----------   ----------   ----------
Total Capital Ratio (%)                              13.74        13.60        13.92        13.54        13.27
                                                ----------   ----------   ----------   ----------   ----------

As of June 30, 2009, the Bank's unconsolidated liquid assets (held by the Bank's Argentine operation only) represented 72.26% of the Bank's transactional deposits and 35.71% of its total deposits in Argentina. Including government securities available, at their market value, the latter ratio was 44.54%.

                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
Table XVI                                       -----------------------   ------------------------------------
Liquidity (unconsolidated)                        2nd Q        1st Q        4th Q        3rd Q        2nd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Liquid Assets (*) as a percentage of
 Transactional Deposits                              72.26        66.84        68.10        68.84        47.61
Liquid Assets (*) as a percentage of
 Total Deposits                                      35.71        30.00        32.46        31.22        22.15

----------
(*) Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank's bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repos with the local market.

--------------------------------------------------------------------------------
This report is a summary analysis of the Bank's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank's financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gov.ar) and the Buenos Aires Stock Exchange (www.bolsar.com). In addition, the Argentine Central Bank (www.bcra.gov.ar) may publish information related to the Bank as of a date subsequent to the last date for which the Bank has published information.
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

[GRAPHIC OMITTED] Galicia                                                     12

             SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                          In millions of pesos
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
                                                -----------------------   ------------------------------------
                                                   2nd Q        1st Q        4th Q        3rd Q        2nd Q
                                                ----------   ----------   ----------   ----------   ----------
Cash and Due from Banks                            3,968.4      3,223.3      3,404.6      3,291.0      3,037.6
Government and Corporate Securities                3,146.3      3,002.5      1,489.6      1,056.0      1,186.5
Net Loans                                         10,833.4     10,590.2     11,720.5     12,359.5     11,874.9
Other Receivables Resulting from Financial
 Brokerage                                         4,243.6      3,884.6      4,075.5      4,197.0      3,787.7
Equity Investments in Other Companies                 59.4         57.8         57.3         94.0         52.6
Bank Premises and Equipment, Miscellaneous and
  Intangible Assets                                1,491.8      1,490.1      1,481.8      1,414.5      1,373.5
Other Assets                                       1,854.9      2,270.1      2,210.5      1,816.8      1,603.7
                                                ----------   ----------   ----------   ----------   ----------
Total Assets                                      25,597.8     24,518.6     24,439.8     24,228.8     22,916.5
                                                ----------   ----------   ----------   ----------   ----------
Deposits                                          15,115.0     14,741.4     14,097.4     14,258.8     13,108.0
Other Liabilities Resulting from Financial
 Brokerage                                         6,604.6      6,034.1      6,585.6      6,447.4      6,477.9
Subordinated Negotiable Obligations                1,113.0      1,060.1        987.0        870.2        841.8
Other                                                607.2        565.9        689.8        619.1        540.0
Minority Interests                                   132.1        132.3        125.3        119.4        112.6
                                                ----------   ----------   ----------   ----------   ----------
Total Liabilities                                 23,571.9     22,533.8     22,485.1     22,314.9     21,080.3
                                                ----------   ----------   ----------   ----------   ----------
Shareholders' Equity                               2,025.9      1,984.8      1,954.7      1,913.9      1,836.2
                                                ----------   ----------   ----------   ----------   ----------
Foreign-Currency Assets and Liabilities
Assets                                             7,359.7      7,053.0      7,100.7      6,096.6      6,092.4
Liabilities                                        7,664.1      7,221.9      7,263.0      6,853.9      6,758.7
Net Forward Purchases/(Sales) of Foreign
 Currency (1)                                      1,080.5        647.4        471.1        959.5        782.3

----------
(*) Banco de Galicia y Buenos Aires S.A.., consolidated with subsidiary companies (Section 33 - Law No. 19,550).
(1)  Recorded off-balance sheet.

[GRAPHIC OMITTED] Galicia                                                     13

             SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                          In millions of pesos
                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
                                                -----------------------   ------------------------------------
                                                   2nd Q        1st Q        4th Q        3rd Q        2nd Q
                                                ----------   ----------   ----------   ----------   ----------
FINANCIAL INCOME                                     703.7        741.4        740.2        586.3        639.9
Interest on Cash and Due from Banks                    0.2          0.2          0.8          1.6          2.1
Interest on Loans to the Financial Sector              1.2          1.6          1.8          1.0          0.7
Interest on Overdrafts                                51.3         54.7         55.8         49.8         40.8
Interest on Promissory Notes                          88.6        104.3        120.0        115.0        101.3
Interest on Mortgage Loans                            29.9         31.3         33.3         32.1         30.9
Interest on Pledge Loans                               3.0          3.0          4.0          4.0          3.6
Interest on Credit-Card Loans                        208.0        200.8        198.8        157.2        161.1
Interest on Other Loans                              103.2         96.2         89.5         79.0         78.2
Net Income from Government and Corporate
 Securities                                          125.2         84.3         54.6         38.5         62.9
Interest on Other Receivables Resulting from
 Financial Brokerage                                   3.7          7.1          7.1          8.0          8.9
Net Income from Secured Loans Decree No.1387/01          -          4.6         13.5         13.2         13.1
CER Adjustment                                         1.2         19.1         20.1         24.1         39.0
Other                                                 53.0        117.7        151.2         54.8         29.4
Quotation Differences on Gold and Foreign
 Currency                                             35.2         16.5        (10.3)         8.0         67.9
FINANCIAL EXPENSES                                   342.7        378.7        367.4        355.0        354.0
Interest on Current-Account Deposits                   3.3          3.2          6.9          5.4          4.7
Interest on Savings-Account Deposits                   0.8          0.9          0.7          0.9          0.9
Interest on Time Deposits                            206.6        232.0        232.2        206.6        153.9
Interest on Subordinated Obligations                  31.0         29.6         27.4         24.7         24.4
Other Interest                                         0.8          0.7          0.6          0.7          0.9
Interest on Interbank Loans Received (Call
 Money Loans)                                          1.6          0.2          3.6            -          2.0
Interest on Financing from the Financial Sector          -          0.1          0.1          0.2          0.2
Interest on Other Liabilities Resulting from
 Financial Brokerage                                  57.8         64.3         72.1         70.1         69.7
Contributions to the Deposit Insurance Fund            6.5          6.1          6.1          5.8          6.0
CER Adjustment                                         0.1          0.1          0.6          1.0          3.3
Other                                                 34.2         41.5         17.1         39.6         88.0
GROSS FINANCIAL MARGIN                               361.0        362.7        372.8        231.3        285.9
PROVISIONS FOR LOAN LOSSES                           144.7        177.5        132.0         84.2         94.0
INCOME FROM SERVICES, NET                            351.5        335.2        330.8        327.6        300.4
ADMINISTRATIVE EXPENSES                              474.2        436.1        463.7        456.3        435.1
Personnel Expenses                                   272.0        238.6        255.4        248.1        235.2
Directors' and Syndics' Fees                           1.4          1.3          2.5          1.3          1.4
Other Fees                                            13.8         11.8         13.2         13.9         12.8
Advertising and Publicity                             24.8         29.0         36.3         42.5         41.9
Taxes                                                 27.3         26.9         25.7         23.4         23.5
Depreciation of Premises and Equipment                18.4         17.8         15.8         15.1         14.9
Amortization of Organization Expenses                 10.3          9.9         10.7          9.7          9.0
Other Operating Expenses                              68.3         66.7         63.9         65.6         61.4
Other                                                 37.9         34.1         40.2         36.7         35.0
MINORITY INTERESTS RESULTS                            (4.8)        (5.2)        (5.9)        (6.8)        (4.0)
INCOME FROM EQUITY INVESTMENTS                         0.3         (1.2)         0.6         56.2          1.0
NET OTHER INCOME                                     (18.2)       (20.4)       (37.3)        25.0          6.0
INCOME TAX                                            29.8         27.4         24.4         15.2         22.1
NET INCOME / (LOSS)                                   41.1         30.1         40.9         77.6         38.1

----------
(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 - Law No. 19,550).

[GRAPHIC OMITTED] Galicia                                                     14

                             ADDITIONAL INFORMATION

                                                --------------------------------------------------------------
                                                        FY 2009                          FY 2008
                                                -----------------------   ------------------------------------
                                                   2nd Q        1st Q        4th Q        3rd Q        2nd Q
                                                ----------   ----------   ----------   ----------   ----------
Mutual Funds (In millions of pesos) (*)              791.5        821.4        776.0        787.6        651.1
                                                ----------   ----------   ----------   ----------   ----------
Physical Data (Number of)
Employees                                            8,850        8,965        9,246        9,674        9,695
  Bank in Argentina                                  5,112        5,174        5,324        5,494        5,591
  Other companies                                    3,738        3,791        3,922        4,180        4,104
Branches                                               389          391          390          382          378
  Bank Branches                                        237          239          239          234          234
  Regional Credit-Card Companies Offices               152          152          151          148          144
Deposit Accounts (in thousands)                      1,568        1,557        1,541        1,520        1,434
Credit Cards (in thousands)                          5,710        5,684        5,981        5,995        5,878
                                                ----------   ----------   ----------   ----------   ----------
Inflation and Exchange Rates
  Retail Price Index (%) (**)                         1.09         1.61         1.11         1.35         2.04
  Wholesale Price Index (IPIM) (%) (**)               1.91         1.00         0.01         2.16         3.54
  CER Coefficient (%) (**)                            1.33         1.28         1.31         1.50         2.52
  Exchange Rate (Pesos per US$) (***)               3.7952       3.7135       3.4537       3.1302       3.0242

----------
(*)   Market value of the FIMA mutual fund units under custody.
(**)  Variation within the quarter.
(***) As of the last working day of the quarter.

[GRAPHIC OMITTED] Galicia                                                     15

RECENT DEVELOPMENTS

Banco Galicia Uruguay

On May 15, 2009 Banco Galicia Uruguay cancelled in advance the remaining outstanding balance of its restructured debt, the original due date of which was September 2011.

On May 209, an extraordinary meeting of Banco Galicia Uruguay's shareholders approved a voluntary reduction of its capital.

Agreement to purchase Compania Financiera Argentina

In order to consolidate its expansion strategy in the Argentine market, on June 2, 2009, the Bank entered into an agreement with American International Group Inc. ("AIG"), to purchase 80% of the shares of Compania Financiera Argentina S.A. ("CFA"), Cobranzas & Servicios S.A. and AIG Universal Processing Center S.A. The Bank agreed to pay Ps.133.2 million, once the Argentine Central Bank's approval is granted.

CFA is a leading provider of personal loans in Argentina, with 93 branches nationwide, distribution agreements with more than 3,900 retailers and approximately 1 million customers. As of March 31, 2009, (last public information available), its total assets amounted to approximately Ps.1.5 billion, its loans to Ps.1.0 billion and its shareholders' equity to Ps.833 million.

In addition, the Bank has an option to buy the remaining 20% of the shares that can be exercised 90 days after the takeover of the company.

Development of Microfinance

In July 2009, the Bank signed an agreement with Red Argentina de Instituciones de Microcredito (RADIM, an Argentine microfinance institutions network). The objective of this alliance is to strengthen local microfinance institutions ("MFIs"). To that purpose, the Bank launched a credit line for the development of MFIs which, in turn, grant microcredits to low-income homes, which usually don't have strong financial collaterals. Microcredits are short term loans for small amounts, for activities in connection to self-employment and home improvement activities, which aim is to improve life conditions of the poorest sectors.

--------------------------------------------------------------------------------
This report is a summary analysis of the Bank's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank's financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gov.ar) and the Buenos Aires Stock Exchange (www.bolsar.com). In addition, the Argentine Central Bank (www.bcra.gov.ar) may publish information related to the Bank as of a date subsequent to the last date for which the Bank has published information.
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

[GRAPHIC OMITTED] Galicia                                                     16